

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Crissy Carlisle
Chief Financial Officer
Enhabit, Inc.
6688 N. Central Expressway Suite 1300
Dallas, TX 75206

> **Re: Enhabit, Inc.**
> **Form 10-K filed March 15, 2024**
> **File No. 001-41406**

Dear Crissy Carlisle:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 15, 2024

Adjusted EBITDA, page 42

1.   Please quantify the components of the adjustment for "unusual or nonrecurring items not typical of ongoing operations" and describe the nature of each material component. For each material component, please tell us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 in the C&DIs on Non-GAAP Financial Measures in determining the costs do not represent normal, recurring operating costs.

2.   Please tell us your consideration of providing disclosure in MD&A or elsewhere as appropriate describing the nonroutine litigation mentioned in your Adjusted EBITDA reconciliation and the expected material impact on future operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services